SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Inseego Corp.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
45782B104
(CUSIP Number)
Dennis O. Garris David A. Brown Alston & Bird LLP 950 F Street, N.W. Washington, DC 20004-1404 202-239-3463
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 31, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45782B104	SCHEDULE 13D

1		NAME OF REPORTING PERSONS Golden Harbor Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,840,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,840,504
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,840,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%*
14		TYPE OF REPORTING PERSON (See Instructions) OO

*Based on (i) 96,121,497 shares of the Issuer’s common stock outstanding as of March 10, 2020, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 16, 2020, and (ii) 1,875,000 shares of the Issuer’s common stock issuable upon exercise of the 2019 Warrants.

CUSIP No. 45782B104	SCHEDULE 13D

1		NAME OF REPORTING PERSONS Joe Lewis
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,840,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,840,504
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,840,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%*
14		TYPE OF REPORTING PERSON (See Instructions) IN

*Based on (i) 96,121,497 shares of the Issuer’s common stock outstanding as of March 10, 2020, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 16, 2020, and (ii) 1,875,000 shares of the Issuer’s common stock issuable upon exercise of the 2019 Warrants.

CUSIP No. 45782B104	SCHEDULE 13D

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the statement on Schedule 13D filed on August 10, 2018 by Golden Harbor Ltd. (“Golden Harbor”) and Joe Lewis, as amended by Amendment No. 1 filed on September 7, 2018, Amendment No. 2 filed on December 20, 2018, Amendment No. 3 filed on March 29, 2019, Amendment No. 4 filed on July 25, 2019 and Amendment No. 5 filed on August 13, 2019 (as amended, the “Original Filing”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 6. Capitalized terms used and not defined in this Amendment No. 6 have the meanings set forth in the Original Filing.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

All percentages are based on (i) 96,121,497 shares of the Issuer’s common stock outstanding as of March 10, 2020, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 16, 2020, and (ii) 1,875,000 shares of the Issuer’s common stock issuable upon exercise of the 2019 Warrants. The 2019 Warrants are exercisable at any time and expire on June 30, 2022.

(a) Golden Harbor and Joe Lewis beneficially own 23,840,504 shares of Common Stock which represents 24.3% of the Issuer’s outstanding Common Stock.

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Stock owned by the Reporting Persons:

(i)	Sole power to vote or direct the vote:

None of the Reporting Persons has sole power to vote or direct the vote of any shares of Common Stock.

(ii)	Shared power to vote or to direct the vote:

The Reporting Persons have shared power to vote or direct the vote of the 23,840,504 shares of Common Stock they beneficially own.

(iii)	Sole power to dispose or direct the disposition of:

None of the Reporting Persons has sole power to vote or direct the vote of any of the shares of Common Stock.

(iv)	Shared power to dispose or to direct the disposition of:

The Reporting Persons have shared power to dispose or to direct the disposition of the 23,840,504 shares of Common Stock they beneficially own.

(c) Other than as described herein, the Reporting Persons have not effected any transactions in the shares of Common Stock in the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this Schedule 13D.

(e) Not applicable.

CUSIP No. 45782B104	SCHEDULE 13D

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Term Loan Purchase; Amendment to Term Loan

On March 6, 2020, South Ocean entered into an Assignment and Assumption Agreement with Mudrick Distressed Senior Secured Fund Global, L.P. and Boston Patriot Newbury St LLC (collectively, the “Assignors”) pursuant to which the Assignors sold and assigned to South Ocean, and South Ocean purchased and assumed, all of the rights and obligations of the Assignors as a lender under the Credit Agreement with respect to the Assignors’ approximately $8,079,947 interest in the Term Loan.

On March 9, 2020, the Issuer entered into an amendment to the Credit Agreement to, among other things, amend certain financial covenants set forth therein and to permit the use of the Series E Preferred Stock to make certain payments, including interest payments, due thereunder.

On March 10, 2020, the Issuer entered into a letter agreement (the “Letter Agreement”) with South Ocean, which provides: (i) that the Issuer and South Ocean will work together, in good faith, to reach an agreement to amend or refinance the Credit Agreement in order to extend the maturity of the Credit Agreement until a date after March 15, 2021; and (ii) that should an agreement not be reached to amend or refinance the Credit Agreement prior to August 23, 2020, upon request of the Issuer, the maturity date of the Credit Agreement will be extended to no earlier than March 15, 2021, upon terms acceptable to South Ocean. The foregoing description of the Credit Agreement, as amended, and the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Credit Agreement, as amended, and the Letter Agreement that are filed as exhibits to this Schedule 13D.

On March 31, 2020, pursuant to the Credit Agreement, South Ocean received 2,330 shares of Series E Preferred from the Issuer in lieu of the amount of cash interest due and payable on March 31, 2020 under the Term Loan. The outstanding interest due and payable included outstanding deferred interest and interest payable thereon.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of August 10, 2018, between Golden Harbor and Joe Lewis (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the reporting persons on August 10, 2018).
Exhibit 2	Securities Purchase Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).
Exhibit 3	Registration Rights Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).
Exhibit 4	Indenture, dated January 9, 2017, between Inseego Corp. and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed January 10, 2017).
Exhibit 5	Form of Inseego Corp.’s 5.50% Convertible Senior Note due 2022 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed January 10, 2017).
Exhibit 6	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Units), dated as of September 7, 2018, between James B. Avery, Aviva Holdings Ltd. and Golden Harbor Ltd. (incorporated by reference to Exhibit 7 to the Schedule 13D filed by the Reporting Persons on September 7, 2018).
Exhibit 7	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Convertible Senior Notes), dated as of September 7, 2018, between James B. Avery, Aviva Holdings Ltd. and Golden Harbor Ltd. (incorporated by reference to Exhibit 8 to the Schedule 13D filed by the Reporting Persons on September 7, 2018).

CUSIP No. 45782B104	SCHEDULE 13D

Exhibit 8	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Term Loan), dated as of September 7, 2018, between James B. Avery, RPFG Holdings, Inc. and South Ocean Funding, LLC (incorporated by reference to Exhibit 9 to the Schedule 13D filed by the Reporting Persons on September 7, 2018).
Exhibit 9	Stock Purchase Agreement, dated as of December 4, 2018, between Golden Harbor Ltd. and Continental General Insurance Company (incorporated by reference to Exhibit 10 to the Schedule 13D filed by the Reporting Persons on December 20, 2018).
Exhibit 10	Common Stock Purchase Warrant issued to Golden Harbor Ltd., dated March 28, 2019, by Inseego Corp. (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed March 28, 2019).
Exhibit 11	Securities Purchase Agreement, dated as of August 9, 2019, among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed August 12, 2019).
Exhibit 12	Credit Agreement, dated as of August 23, 2017, by and among the Issuer and certain of its direct and indirect subsidiaries, Cantor Fitzgerald Securities, as Agent, and certain funds managed by Highbridge Capital Management, LLC, as Lenders (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q, filed on November 7, 2017).
Exhibit 13	First Amendment to Credit Agreement, dated as of August 9, 2019, by and among the Issuer and certain of its direct and indirect subsidiaries, Cantor Fitzgerald Securities, as Agent, and certain funds managed by Highbridge Capital Management, LLC, as lenders (incorporated by reference to Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q, filed on November 12, 2019).
Exhibit 14	Second Amendment to Credit Agreement dated March 9, 2020, by and among the Issuer and certain of its direct and indirect subsidiaries, Cantor Fitzgerald Securities, as Agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on March 11, 2020).
Exhibit 15	Letter Agreement dated March 10, 2020, by and between the Issuer and South Ocean Funding, LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed March 11, 2020).

CUSIP No. 45782B104	SCHEDULE 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2020

GOLDEN HARBOR LTD.

By:	/s/ Jason C. Callender
Name:	Jason C. Callender
Title:	Director & Vice President

/s/ Joseph C. Lewis
Joseph C. Lewis

CUSIP No. 45782B104	SCHEDULE 13D

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement, dated as of August 10, 2018, between Golden Harbor and Joe Lewis (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the reporting persons on August 10, 2018).
Exhibit 2	Securities Purchase Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).
Exhibit 3	Registration Rights Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).
Exhibit 4	Indenture, dated January 9, 2017, between Inseego Corp. and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed January 10, 2017).
Exhibit 5	Form of Inseego Corp.’s 5.50% Convertible Senior Note due 2022 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed January 10, 2017).
Exhibit 6	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Units), dated as of September 7, 2018, between James B. Avery, Aviva Holdings Ltd. and Golden Harbor Ltd. (incorporated by reference to Exhibit 7 to the Schedule 13D filed by the Reporting Persons on September 7, 2018).
Exhibit 7	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Convertible Senior Notes), dated as of September 7, 2018, between James B. Avery, Aviva Holdings Ltd. and Golden Harbor Ltd. (incorporated by reference to Exhibit 8 to the Schedule 13D filed by the Reporting Persons on September 7, 2018).
Exhibit 8	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Term Loan), dated as of September 7, 2018, between James B. Avery, RPFG Holdings, Inc. and South Ocean Funding, LLC (incorporated by reference to Exhibit 9 to the Schedule 13D filed by the Reporting Persons on September 7, 2018).
Exhibit 9	Stock Purchase Agreement, dated as of December 4, 2018, between Golden Harbor Ltd. and Continental General Insurance Company (incorporated by reference to Exhibit 10 to the Schedule 13D filed by the Reporting Persons on December 20, 2018).
Exhibit 10	Common Stock Purchase Warrant issued to Golden Harbor Ltd., dated March 28, 2019, by Inseego Corp. (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed March 28, 2019).
Exhibit 11	Securities Purchase Agreement, dated as of August 9, 2019, among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed August 12, 2019).
Exhibit 12	Credit Agreement, dated as of August 23, 2017, by and among the Issuer and certain of its direct and indirect subsidiaries, Cantor Fitzgerald Securities, as Agent, and certain funds managed by Highbridge Capital Management, LLC, as Lenders (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q, filed on November 7, 2017).

CUSIP No. 45782B104	SCHEDULE 13D

Exhibit 13	First Amendment to Credit Agreement, dated as of August 9, 2019, by and among the Issuer and certain of its direct and indirect subsidiaries, Cantor Fitzgerald Securities, as Agent, and certain funds managed by Highbridge Capital Management, LLC, as lenders (incorporated by reference to Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q, filed on November 12, 2019).
Exhibit 14	Second Amendment to Credit Agreement dated March 9, 2020, by and among the Issuer and certain of its direct and indirect subsidiaries, Cantor Fitzgerald Securities, as Agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on March 11, 2020).
Exhibit 15	Letter Agreement dated March 10, 2020, by and between the Issuer and South Ocean Funding, LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed March 11, 2020).